

June 24, 2010

Wanda Canning, President
Gemini Tea Corp.
13836 Parkland Boulevard SE
Calgary, Alberta, Canada T2J 3X4

      Re: Gemini Tea Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed June 9, 2010
              File No. 333-165995

Dear Ms. Canning:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Related party transactions, page 23

1. Please state the interest rate of the loan or, if none, so state.

Exhibit 5. Executed Opinion Re: Legality

2. We note the language in the first paragraph, "[a]s to certain factual matters, we have relied upon the representations, warranties, and statements of fact of the Company contained in the Registration Statement and Prospectus, including any documents referenced therein, and on certain factual statements issued to us by the Company in connection with this opinion and we have not sought to independently verify such matters." Please note that solely relying upon representations by the company as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain.

3. We note the inconsistent language in the second to last paragraph, "[t]his opinion is based upon our knowledge of the law and facts as of its date" and "[w]e assume no duty to communicate to you with respect to... any changes in law that may hereafter occur." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove these limitations from the opinion. Further, with your revised counsel's opinion please include the registration statement's file number.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kenneth Finkelstein
Via facsimile (250) 477-4437